Exhibit 99.5

VOORGESTELDE STATUTEN

MERUS N.V.

DEFINITIES EN INTERPRETATIE

Artikel 1

1.1	In deze statuten gelden de volgende definities:

Algemene Vergadering	De algemene vergadering van aandeelhouders van de Vennootschap.

Artikel	Een artikel van deze statuten.

Bestuur	Het bestuur van de Vennootschap.

Bestuurder	Een lid van het Bestuur.

Bestuursreglement	Het reglement van het Bestuur, zoals vastgesteld door het Bestuur.

BW	Het Nederlandse Burgerlijk Wetboek.

CEO	De chief executive officer van de Vennootschap.

Dochtermaatschappij	Een dochtermaatschappij van de Vennootschap zoals bedoeld in artikel 2:24a BW, waaronder begrepen:

	a.	een rechtspersoon waarin de Vennootschap of een of meer van haar Dochtermaatschappijen, al dan niet krachtens overeenkomst met andere stemgerechtigden, alleen of samen meer dan de helft van de stemrechten in de algemene vergadering kunnen uitoefenen; en

	b.	een rechtspersoon waarvan de Vennootschap of een of meer van haar Dochtermaatschappijen lid of aandeelhouder zijn en, al dan niet krachtens overeenkomst met andere stemgerechtigden, alleen of samen meer dan de helft van de bestuurders of van de commissarissen kunnen benoemen of ontslaan, ook indien alle stemgerechtigden stemmen.

EURIBOR	De EURIBOR rente, zoals bekendgemaakt door Thomson Reuters of door een ander door het Bestuur gekozen instelling, voor leningen met een looptijd van drie, zes, negen of twaalf maanden, afhankelijk van welke rente het hoogste rekenkundig gemiddelde kende over het betreffende boekjaar (of het betreffende deel daarvan) waarover de betreffende uitkering wordt gedaan, doch nimmer minder dan nul procent.

Gevrijwaarde Functionaris	Een huidige of voormalige Bestuurder en een zodanige andere huidige of voormalige functionaris of werknemer van de Vennootschap of haar Groepsmaatschappijen als aangewezen door het Bestuur.

Groepsmaatschappij	Een rechtspersoon of vennootschap waarmee de Vennootschap organisatorisch is verbonden in een economische eenheid zoals bedoeld in artikel 2:24b BW.

Niet Uitvoerende Bestuurder	Een niet uitvoerende bestuurder.

Preferente Rente	Het rekenkundig gemiddelde, berekend over het boekjaar (of het betreffende deel daarvan) waarover een uitkering op preferente aandelen wordt gedaan, van de betreffende EURIBOR rente, vermeerderd met een marge van niet meer dan vijfhonderd basispunten (500bps) die steeds door het Bestuur zal worden bepaald wanneer, of voordat, preferente aandelen worden uitgegeven zonder dat preferente aandelen reeds deel uitmaken van het geplaatste kapitaal van de Vennootschap.

Preferente Uitkering	Een uitkering op de preferente aandelen ten bedrage van de Preferente Rente berekend over het totale bedrag dat is gestort op die preferente aandelen, waarbij:

	a.	enig bedrag dat op die preferente aandelen is gestort (waaronder begrepen als gevolg van een uitgifte van preferente aandelen) tijdens het boekjaar (of het betreffende deel daarvan) waarover de uitkering wordt gedaan slechts zal worden meegewogen naar evenredigheid van het aantal dagen dat is verstreken tijdens dat boekjaar (of het betreffende deel daarvan) nadat de storting plaats vond op die preferente aandelen;

	b.	enige vermindering van het totale bedrag dat op preferente aandelen is gestort tijdens een boekjaar (of het betreffende deel daarvan) waarover de uitkering wordt gedaan slechts zal worden meegewogen naar evenredigheid van het aantal dagen dat is verstreken tijdens dat boekjaar (of het betreffende deel daarvan) totdat die vermindering plaats vond; en

	c.	indien de uitkering wordt gedaan over een deel van een boekjaar, het bedrag van de uitkering evenredig zal zijn aan het aantal dagen dat is verstreken tijdens dat deel van het boekjaar.

Registratiedatum	De dag van registratie voor een Algemene Vergadering zoals bij wet bepaald.

Soortvergadering	De vergadering van houders van aandelen van een bepaalde soort.

Uitvoerende Bestuurder	Een uitvoerende Bestuurder.

Vennootschap	De vennootschap waarop deze statuten betrekking hebben.

Vergadergerechtigde	Een aandeelhouder, een vruchtgebruiker of pandhouder met stemrecht of een houder van met medewerking van de Vennootschap uitgegeven certificaten van aandelen.

Vergaderrecht	Met betrekking tot de Vennootschap, de rechten die de wet toekent aan houders van met medewerking van een vennootschap uitgegeven certificaten van aandelen, waaronder begrepen het recht om een Algemene Vergadering bij te wonen en daarin het woord te voeren.

Volstrekte Meerderheid	Meer dan de helft van de uitgebrachte stemmen.

Voorzitter	De voorzitter van het Bestuur.

1.2	Tenzij de context anders vereist, zijn verwijzingen naar “aandelen” of “aandeelhouders” zonder nadere aanduiding naar aandelen van iedere soort respectievelijk de houders daarvan.

1.3	Verwijzingen naar wettelijke bepalingen zijn naar die bepalingen zoals ze van tijd tot tijd zullen gelden.

1.4	In het enkelvoud gedefinieerde begrippen hebben een soortgelijke betekenis in het meervoud.

1.5	Woorden die een geslacht aanduiden omvatten ieder ander geslacht.

1.6	Tenzij de wet anders vereist, omvat het begrip “schriftelijk” het gebruik van elektronische communicatiemiddelen.

NAAM EN STATUTAIRE ZETEL

Artikel 2

2.1	De Vennootschap is een naamloze vennootschap en is genaamd Merus N.V.

2.2	De Vennootschap heeft haar statutaire zetel te Utrecht.

DOELSOMSCHRIJVING

Artikel 3

De Vennootschap heeft ten doel:

a.	het ontwikkelen van producten en diensten op het gebied van biotechnologie;

b.	het financieren van Groepsmaatschappijen en derden;

c.	het lenen, uitlenen en werven van gelden, waaronder begrepen het uitgeven van obligaties, schuldbrieven of andere financiële instrumenten of waardepapieren, alsmede het aangaan van daarmee samenhangende overeenkomsten;

d.	het verstrekken van adviezen en het verlenen van diensten aan Groepsmaatschappijen en derden;

e.	het verstrekken van garanties, het verbinden van de Vennootschap, het stellen van zekerheden, het zich op andere wijze sterk maken en het zich hoofdelijk of anderszins verbinden voor verplichtingen van Groepsmaatschappijen of derden;

f.	het oprichten van, het op enigerlei wijze deelnemen in, het besturen van en het toezicht houden op deelnemingen in andere rechtspersonen, (personen)vennootschappen en ondernemingen;

g.	het verkrijgen, vervreemden, bezwaren, beheren en exploiteren van registergoederen en van goederen in het algemeen;

h.	het verhandelen van valuta, effecten en goederen in het algemeen;

i.	het ontwikkelen en verhandelen van patenten, merkrechten, licenties, know-how en andere rechten van industriële eigendom; en

j.	het verrichten van alle soorten industriële, financiële en commerciële activiteiten, en al hetgeen met het vorenstaande verband houdt of daartoe bevorderlijk kan zijn, alles in de ruimste zin van het woord.

AANDELEN - MAATSCHAPPELIJK KAPITAAL EN CERTIFICATEN

Artikel 4

4.1	Het maatschappelijk kapitaal van de Vennootschap bedraagt acht miljoen één honderd duizend euro (EUR 8.100.000).

4.2	Het maatschappelijk kapitaal is verdeeld in:

a.	vijfenveertig miljoen (45.000.000) gewone aandelen; en

b.	vijfenveertig miljoen (45.000.000) preferente aandelen,

elk met een nominaal bedrag van negen eurocent (EUR 0,09).

4.3	Het Bestuur kan besluiten om een of meer aandelen te splitsen in een zodanig aantal onderaandelen als bepaald door het Bestuur. Tenzij anders aangegeven, vinden de bepalingen van deze statuten over aandelen en aandeelhouders overeenkomstige toepassing op onderaandelen respectievelijk de houders daarvan.

4.4	De Vennootschap mag haar medewerking verlenen aan een uitgifte van certificaten van aandelen in haar kapitaal.

AANDELEN - VORM VAN AANDELEN EN AANDEELHOUDERSREGISTER

Artikel 5

5.1	Alle aandelen luiden op naam, met dien verstande dat het Bestuur kan besluiten dat een of meer gewone aandelen aan toonder luiden, vertegenwoordigd door aandeelbewijzen.

5.2	Het Bestuur is niet verplicht om een verzoek van een aandeelhouder te honoreren om een of meer van zijn aandelen op naam om te zetten in aandelen aan toonder of omgekeerd. Indien het Bestuur besluit om een dergelijk verzoek te honoreren, worden de kosten van een dergelijke omzetting in rekening gebracht bij de betreffende aandeelhouder.

5.3	Aandelen op naam zijn per soort doorlopend genummerd van 1 af.

5.4	Het Bestuur houdt een register waarin de namen en adressen van alle houders van aandelen op naam en alle houders van een recht van vruchtgebruik of pandrecht op die aandelen zijn opgenomen. Het register vermeldt ook de andere gegevens die in het register moeten worden opgenomen op grond van het toepasselijke recht. Een gedeelte van het register mag buiten Nederland gehouden worden ter voldoening aan de aldaar geldende wetgeving of ingevolge beursvoorschriften.

5.5	Aandeelhouders, vruchtgebruikers en pandhouders van wie de gegevens in het register moeten worden opgenomen verschaffen het Bestuur tijdig de nodige gegevens. De gevolgen van het niet of onjuist verschaffen van die gegevens zijn voor risico van de betreffende partij.

5.6	Alle kennisgevingen mogen aan aandeelhouders, vruchtgebruikers en pandhouders van wie de gegevens in het register moeten worden opgenomen worden verzonden aan hun respectieve adressen zoals opgenomen in het register.

5.7	Indien het Bestuur heeft besloten dat een of meer gewone aandelen aan toonder luiden, zullen er aandeelbewijzen worden uitgegeven voor die aandelen aan toonder in een door het Bestuur bepaalde vorm. Aandeelbewijzen kunnen een of meer aandelen aan toonder vertegenwoordigen. Ieder aandeelbewijs wordt getekend door of namens een Bestuurder.

5.8	De houder van een bewijs van aandeel aan toonder kan de Vennootschap verzoeken hem een duplicaat te verstrekken van het verloren gegane aandeelbewijs. De Vennootschap verstrekt een dergelijk duplicaat slechts:

a.	indien de verzoekende partij kan aantonen, naar tevredenheid van het Bestuur, dat die partij inderdaad gerechtigd is om dat duplicaat te ontvangen; en

b.	indien een periode van vier weken is verstreken na de bekendmaking van het verzoek op de website van de Vennootschap, zonder dat de Vennootschap binnen die periode enig verzet tegen dat verzoek heeft ontvangen.

5.9	Indien de Vennootschap tijdig een verzet zoals bedoeld in Artikel 5.8 onderdeel b. ontvangt, zal de Vennootschap het duplicaat slechts aan de verzoekende partij verstrekken nadat haar een kopie is verschaft van een bindend advies of gerechtelijk bevel om dat certificaat te verstrekken, zonder dat de Vennootschap de bevoegdheid van de betreffende arbiters respectievelijk gerechtelijke instantie, of de geldigheid van dat bindend advies respectievelijk bevel, hoeft te onderzoeken.

5.10	Nadat een duplicaat van een aandeelbewijs van een aandeel aan toonder door de Vennootschap is verstrekt, vervangt dat duplicaat het originele aandeelbewijs en kunnen aan het aldus vervangen aandeelbewijs geen rechten meer worden ontleend.

AANDELEN - UITGIFTE

Artikel 6

6.1	De Vennootschap kan aandelen uitgeven ingevolge een besluit van de Algemene Vergadering of van een ander vennootschapsorgaan dat daartoe bij besluit van de Algemene Vergadering voor een bepaalde duur van ten hoogste vijf jaren is aangewezen. Bij de aanwijzing moet zijn bepaald hoeveel aandelen mogen worden uitgegeven. De aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken. Zolang en voor zover een ander vennootschapsorgaan bevoegd is te besluiten om aandelen uit te geven, is de Algemene Vergadering daartoe niet bevoegd.

6.2	Artikel 6.1 is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

6.3	De Vennootschap mag geen eigen aandelen nemen.

AANDELEN - VOORKEURSRECHT

Artikel 7

7.1	Iedere houder van gewone aandelen heeft bij uitgifte van aandelen een voorkeursrecht naar evenredigheid van het gezamenlijke bedrag van zijn gewone aandelen. Aan preferente aandelen is geen voorkeursrecht verbonden.

7.2	In afwijking van Artikel 7.1 hebben houders van gewone aandelen geen voorkeursrecht op:

a.	preferente aandelen;

b.	aandelen die worden uitgegeven tegen inbreng anders dan in geld; of

c.	aandelen die worden uitgegeven aan werknemers van de Vennootschap of van een Groepsmaatschappij.

7.3	De Vennootschap kondigt de uitgifte met voorkeursrecht en het tijdvak waarin dat kan worden uitgeoefend, aan in de Staatscourant en in een landelijk verspreid dagblad, tenzij alle aandelen op naam luiden en de aankondiging aan alle aandeelhouders schriftelijk geschiedt aan het door hen opgegeven adres.

7.4	Het voorkeursrecht kan worden uitgeoefend gedurende ten minste twee weken na de dag van aankondiging in de Staatscourant of na de verzending van de aankondiging aan de aandeelhouders.

7.5	Het voorkeursrecht kan worden beperkt of uitgesloten bij besluit van de Algemene Vergadering of van het aangewezen vennootschapsorgaan zoals bedoeld in Artikel 6.1, indien dit vennootschapsorgaan daartoe bij besluit van de Algemene Vergadering voor een bepaalde duur van ten hoogste vijf jaren is aangewezen. De aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken. Zolang en voor zover een ander vennootschapsorgaan bevoegd is te besluiten om het voorkeursrecht te beperken of uit te sluiten, is de Algemene Vergadering daartoe niet bevoegd.

7.6	Voor een besluit van de Algemene Vergadering tot beperking of uitsluiting van het voorkeursrecht of tot aanwijzing zoals bedoeld in Artikel 7.5 is een meerderheid van ten minste twee derden der uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd.

7.7	De voorgaande bepalingen van dit Artikel 7 zijn van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar zijn niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

AANDELEN - STORTING

Artikel 8

8.1	Onverminderd het bepaalde in Artikel 8.2, moet bij het nemen van het aandeel daarop het nominale bedrag worden gestort alsmede, indien het aandeel voor een hoger bedrag wordt genomen, het verschil tussen die bedragen. Bedongen kan worden dat een deel, ten hoogste drie vierden, van het nominale bedrag van een preferent aandeel eerst behoeft te worden gestort nadat de Vennootschap het zal hebben opgevraagd. De Vennootschap zal een redelijke termijn van ten minste een maand in acht nemen voor het opvragen van een dergelijke storting.

8.2	Aan hen die zich in hun beroep belasten met het voor eigen rekening plaatsen van aandelen, is het toegestaan om bij overeenkomst op de door hen genomen aandelen minder te storten dan het nominale bedrag, mits ten minste vierennegentig procent (94%) van dit bedrag uiterlijk bij het nemen van de aandelen in geld wordt gestort.

8.3	Storting op een aandeel moet in geld geschieden voor zover niet een andere inbreng is overeengekomen.

8.4	Storting in een valuta anders dan in euro kan slechts geschieden met toestemming van de Vennootschap. Met een dergelijke storting wordt aan de stortingsplicht voldaan voor het bedrag waartegen het gestorte bedrag vrijelijk in euro kan worden gewisseld. Onverminderd de laatste zin van artikel 2:80a lid 3 BW, is de wisselkoers op de dag van de storting bepalend.

AANDELEN - STEUNVERBOD

Artikel 9

9.1	De Vennootschap mag niet, met het oog op het nemen of verkrijgen door anderen van aandelen in haar kapitaal of van certificaten daarvan, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden. Dit verbod geldt ook voor Dochtermaatschappijen.

9.2	De Vennootschap en haar Dochtermaatschappijen mogen niet, met het oog op het nemen of verkrijgen door anderen van aandelen in het kapitaal van de Vennootschap of van certificaten daarvan, leningen verstrekken, tenzij het Bestuur daartoe besluit en met inachtneming van artikel 2:98c BW.

9.3	De voorgaande bepalingen van dit Artikel 9 gelden niet, indien aandelen of certificaten van aandelen worden genomen of verkregen door of voor werknemers in dienst van de Vennootschap of van een Groepsmaatschappij.

AANDELEN - VERKRIJGING VAN EIGEN AANDELEN

Artikel 10

10.1	Verkrijging door de Vennootschap van niet volgestorte aandelen in haar kapitaal is nietig.

10.2	Volgestorte eigen aandelen mag de Vennootschap slechts verkrijgen om niet of indien en voor zover de Algemene Vergadering het Bestuur daartoe heeft gemachtigd en overigens is voldaan aan de betreffende wettelijke vereisten van artikel 2:98 BW.

10.3

Een machtiging zoals bedoeld in Artikel 10.2 geldt voor ten hoogste achttien maanden. De Algemene Vergadering bepaalt in de machtiging hoeveel aandelen mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen.

De machtiging is niet vereist, voor de verkrijging door de Vennootschap van eigen gewone aandelen om, krachtens een voor hen geldende regeling, over te dragen aan werknemers in dienst van de Vennootschap of van een Groepsmaatschappij, mits die gewone aandelen zijn opgenomen in de prijscourant van een beurs.

10.4	Onverminderd het bepaalde in de Artikelen 10.1 tot en met 10.3, mag de Vennootschap eigen aandelen verkrijgen tegen betaling in geld of in natura. Ingeval van betaling in natura, dient de waarde daarvan, zoals bepaald door het Bestuur, binnen de door de Algemene Vergadering bepaalde grenzen te liggen zoals bedoeld in Artikel 10.3.

10.5	De voorgaande bepalingen van dit Artikel 10 gelden niet voor aandelen die de Vennootschap onder algemene titel verkrijgt.

10.6	Onder het begrip aandelen in dit Artikel 10 zijn certificaten daarvan begrepen.

AANDELEN - KAPITAALVERMINDERING

Artikel 11

11.1	De Algemene Vergadering kan besluiten tot vermindering van het geplaatste kapitaal van de Vennootschap door intrekking van aandelen of door het bedrag van aandelen bij statutenwijziging te verminderen. In dit besluit moeten de aandelen waarop het besluit betrekking heeft, worden aangewezen en moet de uitvoering van het besluit zijn geregeld.

11.2	Een besluit tot intrekking van aandelen kan slechts betreffen:

a.	aandelen die de Vennootschap zelf houdt of waarvan zij de certificaten houdt; en

b.	alle preferente aandelen met terugbetaling van de daarop gestorte bedragen, mits onmiddellijk voorafgaand aan het van kracht worden van die intrekking op die preferente aandelen, voor zover toegestaan onder de Artikelen 30.1 en 30.2, een uitkering wordt gedaan naar evenredigheid van de op die preferente aandelen gestorte bedragen, voor een totaalbedrag gelijk aan:

i.	het totaal van alle Preferente Uitkeringen (of delen daarvan) over de boekjaren voorafgaand aan het boekjaar waarin de intrekking geschiedt, voor zover die uitgekeerd hadden moeten worden, maar nog niet uitgekeerd zijn, zoals omschreven in Artikel 32.1; en

ii.	de Preferente Uitkering berekend met betrekking tot het deel van het boekjaar waarin de intrekking geschiedt, voor het aantal dagen dat tijdens dat deel van het boekjaar is verstreken.

11.3	Voor een besluit van de Algemene Vergadering tot kapitaalvermindering is een meerderheid van ten minste twee derden der uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd.

11.4	Indien een besluit van de Algemene Vergadering tot kapitaalvermindering betrekking heeft op preferente aandelen, is voor dat besluit altijd een voorafgaand of gelijktijdig goedkeurend besluit vereist van de Soortvergadering van preferente aandelen.

AANDELEN - VEREISTEN VOOR UITGIFTE EN LEVERING

Artikel 12

12.1	Tenzij Nederlands recht anders bepaalt of toelaat, is voor de uitgifte of levering van een aandeel vereist een daartoe bestemde akte alsmede, in geval van een levering en behoudens in het geval dat de Vennootschap zelf bij die rechtshandeling partij is, schriftelijke erkenning door de Vennootschap van de levering.

12.2	De erkenning geschiedt in de akte, of anderszins zoals wettelijk bepaald.

12.3	Zolang gewone aandelen zijn toegelaten tot de handel op de New York Stock Exchange, de NASDAQ Stock Market of een andere gereglementeerde effectenbeurs die in de Verenigde Staten van Amerika wordt geëxploiteerd, wordt het goederenrechtelijke regime van de gewone aandelen die zijn opgenomen in het register dat door de betreffende transfer agent wordt bijgehouden, beheerst door het recht van de Staat New York, Verenigde Staten van Amerika.

AANDELEN - VRUCHTGEBRUIK EN PANDRECHT

Artikel 13

13.1	Op aandelen kan een vruchtgebruik of pandrecht worden gevestigd. De vestiging van een pandrecht op preferente aandelen vereist de voorafgaande goedkeuring van het Bestuur.

13.2	De betreffende aandeelhouder heeft het stemrecht op de aandelen waarop een vruchtgebruik of pandrecht is gevestigd.

13.3	In afwijking van Artikel 13.2:

a.	komt het stemrecht toe aan de vruchtgebruiker of pandhouder van gewone aandelen, indien zulks bij de vestiging van het vruchtgebruik of pandrecht is bepaald; en

b.	komt het stemrecht toe aan de vruchtgebruiker of pandhouder van preferente aandelen, indien zulks bij de vestiging van het vruchtgebruik of pandrecht is bepaald en de bepaling is goedgekeurd door het Bestuur.

13.4	Aandeelhouders die geen stemrecht hebben en vruchtgebruikers en pandhouders die stemrecht hebben, hebben Vergaderrecht. De vruchtgebruiker en pandhouder die geen stemrecht heeft, heeft geen Vergaderrecht.

AANDELEN - BLOKKERINGSREGELING

Artikel 14

14.1	Een overdracht van preferente aandelen vereist de voorafgaande goedkeuring van het Bestuur. Een aandeelhouder die preferente aandelen wil overdragen dient eerst het Bestuur om goedkeuring te verzoeken. Een overdracht van gewone aandelen is niet onderhevig aan deze statutaire blokkeringsregeling.

14.2	Een overdracht van de preferente aandelen waarop het verzoek tot goedkeuring betrekking heeft, dient plaats te vinden binnen drie maanden nadat de goedkeuring door het Bestuur is verleend of wordt geacht te zijn verleend op grond van Artikel 14.3.

14.3	De goedkeuring wordt geacht door het Bestuur te zijn verleend:

a.	indien het Bestuur geen besluit heeft genomen om de goedkeuring te verlenen of te weigeren binnen drie maanden nadat de Vennootschap het verzoek tot goedkeuring heeft ontvangen; of

b.	indien het Bestuur, bij het weigeren van de goedkeuring, geen opgave doet aan de verzoekende aandeelhouder van de identiteit van een of meer gegadigden die bereid zijn de betreffende preferente aandelen te kopen.

14.4	Indien het Bestuur de goedkeuring weigert en opgave doet aan de verzoekende aandeelhouder van de identiteit van een of meer gegadigden, dient de verzoekende aandeelhouder het Bestuur binnen twee weken na ontvangst van die opgave te informeren of:

a.	hij zijn verzoek tot goedkeuring intrekt, in welk geval de verzoekende aandeelhouder de betreffende preferente aandelen niet kan overdragen; of

b.	hij de gegadigde(n) accepteert, in welk geval de verzoekende aandeelhouder onverwijld in onderhandelingen zal treden met de gegadigde(n) over de voor de betreffende preferente aandelen te betalen prijs.

Indien de verzoekende aandeelhouder het Bestuur niet tijdig informeert omtrent zijn keuze, wordt hij geacht zijn verzoek tot goedkeuring te hebben ingetrokken, in welk geval de verzoekende aandeelhouder de betreffende preferente aandelen niet kan overdragen.

14.5	Indien overeenstemming wordt bereikt in de onderhandelingen bedoeld in Artikel 14.4 onderdeel b. binnen twee weken na het einde van de periode bedoeld in Artikel 14.4, worden de betreffende preferente aandelen binnen drie maanden nadat overeenstemming werd bereikt, overgedragen tegen de overeengekomen prijs. Indien niet tijdig overeenstemming wordt bereikt in deze onderhandelingen:

a.	zal de verzoekende aandeelhouder het Bestuur daarvan onverwijld kennis geven; en

b.	zal de voor de betreffende preferente aandelen te betalen prijs gelijk zijn aan de waarde daarvan, zoals vastgesteld door een of meer onafhankelijke deskundigen die door de verzoekende aandeelhouder en de gegadigde(n) in onderlinge overeenstemming worden benoemd.

14.6	Indien geen overeenstemming wordt bereikt over de benoeming van de onafhankelijke deskundige(n) zoals bedoeld in Artikel 14.5 onderdeel b. binnen twee weken na het einde van de periode bedoeld in Artikel 14.5:

a.	zal de verzoekende aandeelhouder het Bestuur daarvan onverwijld kennis geven; en

b.	zal de verzoekende aandeelhouder de voorzitter van de rechtbank van het arrondissement waar de Vennootschap haar statutaire zetel heeft onverwijld verzoeken om drie onafhankelijke deskundigen te benoemen om de waarde van de betreffende preferente aandelen vast te stellen.

14.7	Indien en wanneer de waarde van de betreffende preferente aandelen is vastgesteld door de onafhankelijke deskundige(n), ongeacht of hij/zij in onderlinge overeenstemming of door de president van de betreffende rechtbank is/zijn benoemd, zal de verzoekende aandeelhouder het Bestuur onverwijld kennis geven van de aldus vastgestelde waarde. Het Bestuur zal vervolgens de gegadigde(n) onverwijld kennis geven van die waarde, waarna de/iedere gegadigde zich terug mag trekken uit de verkoopprocedure door daarvan binnen twee weken kennis te geven aan het Bestuur.

14.8	Indien een gegadigde zich terugtrekt uit de verkoopprocedure overeenkomstig Artikel 14.7, zal het Bestuur:

a.	daarvan onverwijld kennis geven aan de verzoekende aandeelhouder en de andere gegadigde(n), voor zover die er zijn; en

b.	de/iedere andere gegadigde, voor zover die er zijn, de gelegenheid bieden om binnen twee weken kennis te geven aan het Bestuur en de verzoekende aandeelhouder van zijn bereidheid om de betreffende als gevolg van de terugtrekking vrijgekomen preferente aandelen te kopen tegen de door de onafhankelijke deskundige(n) vastgestelde prijs (waarbij het Bestuur bevoegd is om, te zijner discretie, de verdeling van die preferente aandelen tussen dergelijke bereidwillige gegadigde(n) te bepalen).

14.9	Indien aan het Bestuur is gebleken dat alle betreffende preferente aandelen kunnen worden overgedragen aan een of meer gegadigden tegen de door de onafhankelijke deskundige(n) vastgestelde prijs, zal het Bestuur daarvan onverwijld kennis geven aan de verzoekende aandeelhouder en de betreffende gegadigde(n). Binnen drie maanden na verzending van die kennisgeving dient de overdracht van de betreffende preferente aandelen te geschieden.

14.10	Indien aan het Bestuur is gebleken dat alle betreffende preferente aandelen niet kunnen worden overgedragen aan een of meer gegadigden tegen de door de onafhankelijke deskundige(n) vastgestelde prijs:

a.	zal het Bestuur daarvan onverwijld kennis geven aan de verzoekende aandeelhouder; en

b.	mag de verzoekende aandeelhouder alle betreffende preferente aandelen vrijelijk overdragen, mits die overdracht geschiedt binnen drie maanden na ontvangst van de kennisgeving bedoeld in onderdeel a.

14.11	De Vennootschap kan slechts met instemming van de verzoekende aandeelhouder gegadigde zijn onder dit Artikel 14.

14.12	Alle kennisgevingen op grond van dit Artikel 14 geschieden schriftelijk.

14.13	De voorgaande bepalingen van dit Artikel 14 gelden niet:

a.	voor zover een aandeelhouder krachtens de wet tot overdracht van preferente aandelen aan een eerdere houder verplicht is;

b.	ingeval van een overdracht ter uitwinning van een pandrecht op grond van artikel 3:248 BW juncto artikel 3:250 of 3:251 BW; of

c.	ingeval van een overdracht aan de Vennootschap, behoudens het geval dat de Vennootschap handelt als gegadigde op grond van Artikel 14.11.

14.14	Dit Artikel 14 is van overeenkomstige toepassing ingeval van een overdracht van rechten tot het nemen van preferente aandelen.

BESTUUR - SAMENSTELLING

Artikel 15

15.1	De Vennootschap heeft een Bestuur dat bestaat uit:

a.	een of meer Uitvoerende Bestuurders die voornamelijk belast is/zijn met de dagelijkse gang van zaken van de Vennootschap; en

b.	een of meer Niet Uitvoerende Bestuurders die voornamelijk belast is/zijn met het houden van toezicht op de taakuitoefening door de Bestuurders.

Het Bestuur bestaat uit natuurlijke personen.

Het Bestuur bepaalt het aantal Uitvoerende Bestuurders en het aantal Niet Uitvoerende Bestuurders.

15.3	Het Bestuur benoemt een Uitvoerende Bestuurder als de CEO. Het Bestuur kan de CEO ontslaan, met dien verstande dat de aldus ontslagen CEO vervolgens zijn termijn als Uitvoerende Bestuurder voortzet zonder de titel van CEO te hebben.

15.4	Het Bestuur benoemt een Niet Uitvoerende Bestuurder als de Voorzitter. Het Bestuur kan de Voorzitter ontslaan, met dien verstande dat de aldus ontslagen Voorzitter vervolgens zijn termijn als Niet Uitvoerende Bestuurder voortzet zonder de titel van Voorzitter te hebben.

15.5

Ingeval van ontstentenis of belet van een Bestuurder, kan hij tijdelijk worden vervangen door een daartoe door het Bestuur aangewezen persoon en, tot dat moment, is/zijn de overige Bestuurder(s) belast met het bestuur van de Vennootschap. Ingeval van ontstentenis of belet van alle Bestuurders, komt het bestuur van de Vennootschap toe aan de persoon die meest recentelijk ophield in functie te zijn als de CEO. Als die voormalige CEO niet bereid of in staat is om die functie te accepteren, komt het bestuur van de Vennootschap toe aan de persoon die meest recentelijk ophield in functie te zijn als de Voorzitter. Indien die voormalige Voorzitter evenmin bereid of in staat is om die functie te accepteren, komt het bestuur van de Vennootschap toe aan een of meer daartoe door de Algemene Vergadering aangewezen personen. Degene(n) die aldus met het bestuur van de Vennootschap is/zijn belast, kan/kunnen een of meer andere personen aanwijzen als zijnde belast met het bestuur van de Vennootschap samen met, of in plaats van, die perso(o)n(en).

15.6	Een Bestuurder wordt geacht belet te zijn zoals bedoeld in Artikel 15.5:

a.	gedurende een periode waarin de Vennootschap niet in staat is geweest om met hem in contact te komen (waaronder begrepen als gevolg van ziekte), mits die periode langer duurt dan vijf opeenvolgende dagen (of een andere door het Bestuur op basis van de omstandigheden van het geval te bepalen periode);

b.	tijdens zijn schorsing; of

c.	in de beraadslaging en besluitvorming van het Bestuur over onderwerpen waarvan hij verklaard heeft, of waarvan het Bestuur vastgesteld heeft, dat hij een tegenstrijdig belang heeft zoals bedoeld in Artikel 18.7.

BESTUUR - BENOEMING, SCHORSING EN ONTSLAG

Artikel 16

16.1	De Algemene Vergadering benoemt de Bestuurders en kan een Bestuurder te allen tijde schorsen of ontslaan. Voorts is het Bestuur bevoegd iedere Uitvoerende Bestuurder te allen tijde te schorsen.

16.2	De benoeming van een Bestuurder door de Algemene Vergadering geschiedt uitsluitend op voordracht van het Bestuur. De Algemene Vergadering kan echter aan zodanige voordracht steeds het bindend karakter ontnemen bij een besluit genomen met twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen. Indien het bindend karakter aan een voordracht wordt ontnomen doet het Bestuur een nieuwe voordracht. Indien de voordracht één kandidaat voor een te vervullen plaats bevat, heeft een besluit over de voordracht tot gevolg dat de kandidaat is benoemd, tenzij het bindend karakter aan de voordracht wordt ontnomen. Een nieuwe vergadering zoals bedoeld in artikel 2:120 lid 3 BW kan niet worden bijeengeroepen.

16.3	In een Algemene Vergadering kan een besluit tot benoeming van een Bestuurder slechts worden genomen met betrekking tot kandidaten van wie de namen daartoe zijn opgenomen in de agenda voor die Algemene Vergadering of in de toelichting daarop.

16.4	Bij de benoeming van een Bestuurder, bepaalt de Algemene Vergadering of hij wordt benoemd tot Uitvoerende Bestuurder onderscheidenlijk Niet Uitvoerende Bestuurder.

16.5	Een besluit van de Algemene Vergadering tot schorsing of ontslag van een Bestuurder vereist een meerderheid van ten minste twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal vertegenwoordigen, tenzij het besluit wordt genomen op voorstel van het Bestuur. Een nieuwe vergadering zoals bedoeld in artikel 2:120 lid 3 BW kan niet worden bijeengeroepen.

16.6	Indien een Bestuurder wordt geschorst en de Algemene Vergadering niet binnen drie maanden na de datum van die schorsing besluit om hem te ontslaan, eindigt de schorsing.

BESTUUR - TAKEN EN ORGANISATIE

Artikel 17

17.1	Behoudens beperkingen volgens deze statuten is het Bestuur belast met het besturen van de Vennootschap. Bij de vervulling van hun taak richten de Bestuurders zich naar het belang van de Vennootschap en de met haar verbonden onderneming.

17.2	Het Bestuur stelt een Bestuursreglement op met betrekking tot zijn organisatie, besluitvorming en andere interne zaken, met inachtneming van deze statuten. Bij de vervulling van hun taak handelen de Bestuurders overeenkomstig het Bestuursreglement.

17.3	De Bestuurders kunnen bij of krachtens het Bestuursreglement of anderszins op grond van besluitvorming van het Bestuur hun taken onderling verdelen, met dien verstande dat:

a.	de Uitvoerende Bestuurders belast zijn met de dagelijkse gang van zaken van de Vennootschap;

b.	de taak om toezicht te houden op de taakuitoefening door Bestuurders niet door een taakverdeling kan worden ontnomen aan de Niet Uitvoerende Bestuurders;

c.	de Voorzitter een Niet Uitvoerende Bestuurder moet zijn; en

d.	het doen van voordrachten voor benoeming van een Bestuurder en het vaststellen van de bezoldiging van de Uitvoerende Bestuurders niet aan een Uitvoerende Bestuurder kan worden toebedeeld.

17.4	Het Bestuur kan schriftelijk bepalen, bij of krachtens het Bestuursreglement of anderszins op grond van besluitvorming van het Bestuur, dat een of meer Bestuurders rechtsgeldig kunnen besluiten omtrent zaken die tot zijn respectievelijk hun taak behoren.

17.5	Het Bestuur stelt de commissies in die de Vennootschap verplicht is te hebben en voorts zodanige commissies als het Bestuur passend acht. Het Bestuur stelt reglementen op (en/of stelt regels vast in het Bestuursreglement) met betrekking tot de organisatie, besluitvorming en andere interne zaken betreffende zijn commissies.

17.6	Het Bestuur kan de rechtshandelingen zoals bedoeld in artikel 2:94 lid 1 BW verrichten zonder voorafgaande goedkeuring van de Algemene Vergadering.

BESTUUR - BESLUITVORMING

Artikel 18

18.1	Onverminderd het bepaalde in Artikel 18.5, heeft iedere Bestuurder een stem in de besluitvorming van het Bestuur.

18.2	Een Bestuurder kan voor de beraadslaging en besluitvorming van het Bestuur worden vertegenwoordigd door een andere Bestuurder die daartoe een schriftelijke volmacht heeft.

18.3	Besluiten van het Bestuur en besluiten van de groep Niet Uitvoerende Bestuurders worden, ongeacht of dit in een vergadering of anderszins geschiedt, met Volstrekte Meerderheid genomen tenzij het Bestuursreglement anders bepaalt.

18.4	Ongeldige stemmen, blanco stemmen en stemonthoudingen worden geacht niet te zijn uitgebracht.

18.5	Ingeval van een staking van stemmen in het Bestuur, heeft de Voorzitter een doorslaggevende stem, mits er ten minste drie Bestuurders in functie zijn. In andere gevallen komt het betreffende besluit niet tot stand.

18.6	De Uitvoerende Bestuurders nemen niet deel aan de besluitvorming over het vaststellen van de bezoldiging van Uitvoerende Bestuurders.

18.7	Een Bestuurder neemt niet deel aan de beraadslaging en besluitvorming van het Bestuur indien hij daarbij een direct of indirect persoonlijk belang heeft dat tegenstrijdig is met het belang van de Vennootschap en de met haar verbonden onderneming. Wanneer hierdoor geen besluit door het Bestuur kan worden genomen, kan het besluit niettemin worden genomen door het Bestuur alsof geen van de Bestuurders een tegenstrijdig belang heeft zoals bedoeld in de vorige volzin.

18.8	Vergaderingen van het Bestuur kunnen middels audio-communicatiefaciliteiten worden gehouden tenzij een Bestuurder daartegen bezwaar maakt.

18.9	Besluiten van het Bestuur kunnen, in plaats van in een vergadering, schriftelijk worden genomen, mits alle Bestuurders bekend zijn met het te nemen besluit en geen van hen tegen deze wijze van besluitvorming bezwaar maakt. De Artikelen 18.1 tot en met 18.7 zijn van overeenkomstige toepassing.

18.10	Aan de goedkeuring van de Algemene Vergadering zijn onderworpen de besluiten van het Bestuur omtrent een belangrijke verandering van de identiteit of het karakter van de Vennootschap of de onderneming, waaronder in ieder geval:

a.	overdracht van de onderneming of vrijwel de gehele onderneming aan een derde;

b.	het aangaan of verbreken van duurzame samenwerking van de Vennootschap of een Dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de Vennootschap; en

c.	het nemen of afstoten van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste een derde van het bedrag van de activa volgens de balans met toelichting of, indien de Vennootschap een geconsolideerde balans opstelt, volgens de geconsolideerde balans met toelichting volgens de laatst vastgestelde jaarrekening van de Vennootschap, door haar of een Dochtermaatschappij.

18.11	Het ontbreken van de goedkeuring van de Algemene Vergadering op een besluit als bedoeld in Artikel 18.10 leidt tot nietigheid van het betreffende besluit op grond van artikel 2:14 lid 1 BW, maar tast de vertegenwoordigingsbevoegdheid van het Bestuur of de Bestuurders niet aan.

BESTUUR - BEZOLDIGING

Artikel 19

19.1	Het beleid op het terrein van bezoldiging van het Bestuur wordt vastgesteld door de Algemene Vergadering met inachtneming van de relevante wettelijke vereisten.

19.2	De bezoldiging van Bestuurders wordt, met inachtneming van het beleid bedoeld in Artikel 19.1, vastgesteld door het Bestuur.

19.3	Het Bestuur legt ten aanzien van regelingen in de vorm van aandelen of rechten tot het nemen van aandelen een voorstel ter goedkeuring voor aan de Algemene Vergadering. In het voorstel moet ten minste zijn bepaald hoeveel aandelen of rechten tot het nemen van aandelen aan het Bestuur mogen worden toegekend en welke criteria gelden voor toekenning of wijziging. Het ontbreken van de goedkeuring van de Algemene Vergadering tast de vertegenwoordigingsbevoegdheid niet aan.

BESTUUR - VERTEGENWOORDIGING

Artikel 20

20.1	Het Bestuur vertegenwoordigt de Vennootschap.

20.2	De bevoegdheid tot vertegenwoordiging van de Vennootschap komt mede toe aan de CEO zelfstandig, alsmede aan iedere andere twee gezamenlijk handelende Uitvoerende Bestuurders.

20.3	De Vennootschap kan volmachten verlenen om de Vennootschap te vertegenwoordigen en de inhoud van die volmachten bepalen. Indien een volmacht wordt verleend aan een natuurlijk persoon, kan het Bestuur die persoon een passende titel verlenen.

VRIJWARING

Article 21

21.1	De Vennootschap zal iedere Gevrijwaarde Functionaris vrijwaren tegen en schadeloosstellen voor:

a.	alle door die Gevrijwaarde Functionaris geleden financiële verliezen of schade; en

b.	alle in redelijkheid door die Gevrijwaarde Functionaris betaalde of opgelopen kosten in verband met een dreigende, hangende of afgelopen rechtszaak, (rechts)vordering of juridische procedure van formele of informele, civiele, strafrechtelijke, bestuurlijke, opsporingsrechtelijk of andersoortige aard waarin hij wordt betrokken, voor zover zulks betrekking heeft op zijn huidige of voormalige functie bij de Vennootschap en/of een Groepsmaatschappij en steeds voor zover maximaal toegelaten onder het toepasselijke recht.

21.2	Aan een Gevrijwaarde Functionaris komt geen vrijwaring toe:

a.	indien een bevoegde rechtbank of arbitrage tribunaal heeft vastgesteld, zonder mogelijkheid tot instellen van hoger beroep, dat de handelingen of omissies van die Gevrijwaarde Functionaris die hebben geleid tot de financiële verliezen, schade, kosten, rechtszaak, (recht)vordering of juridische procedure zoals omschreven in Artikel 21.1 het gevolg zijn van onbehoorlijke taakvervulling als functionaris van de Vennootschap, een onrechtmatige daad of een onwettige handeling;

b.	voor zover diens financiële verliezen, schade en kosten gedekt worden onder een verzekering en de betreffende verzekeraar die financiële verliezen, schade en kosten heeft betaald of vergoed (of onherroepelijk heeft toegezegd dat te zullen doen); of

c.	met betrekking tot procedures die door die Gevrijwaarde Functionaris tegen de Vennootschap worden ingesteld, behoudens procedures die worden ingesteld teneinde vrijwaring te vorderen die hem toekomt op grond van deze statuten of een door het Bestuur goedgekeurde overeenkomst tussen die Gevrijwaarde Functionaris en de Vennootschap.

21.3	Het Bestuur kan aanvullende voorwaarden, vereisten en beperkingen stellen aan de vrijwaring zoals bedoeld in Artikel 21.1.

ALGEMENE VERGADERING - OPROEPEN EN HOUDEN VAN VERGADERINGEN

Artikel 22

22.1	Jaarlijks wordt ten minste een Algemene Vergadering gehouden. Deze jaarlijkse Algemene Vergadering wordt gehouden binnen zes maanden na afloop van het boekjaar van de Vennootschap.

22.2	Een Algemene Vergadering wordt voorts gehouden:

a.	binnen drie maanden nadat het voor het Bestuur aannemelijk is dat het eigen vermogen van de Vennootschap is gedaald tot een bedrag gelijk aan of lager dan de helft van het gestorte en opgevraagde deel van het kapitaal, ter bespreking van zo nodig te nemen maatregelen; en

b.	zo dikwijls als het Bestuur daartoe besluit.

22.3	Algemene Vergaderingen worden gehouden in de plaats waar de Vennootschap haar statutaire zetel heeft of in Amsterdam, ‘s-Gravenhage, Rotterdam of Schiphol (Haarlemmermeer).

22.4	Indien het Bestuur in gebreke is gebleven een Algemene Vergadering zoals bedoeld in de Artikelen 22.1 of 22.2 onderdeel a. te doen houden, kan iedere Vergadergerechtigde door de voorzieningenrechter van de rechtbank worden gemachtigd zelf daartoe over te gaan.

22.5	Een of meer Vergadergerechtigden die gezamenlijk ten minste het daartoe door de wet bepaalde gedeelte van het geplaatste kapitaal van de Vennootschap, kunnen aan het Bestuur en schriftelijk en onder nauwkeurige opgave van de te behandelen onderwerpen het verzoek richten een Algemene Vergadering bijeen te roepen. Indien het Bestuur niet de nodige maatregelen heeft getroffen, opdat de Algemene Vergadering binnen de betreffende wettelijke periode na het verzoek kon worden gehouden, kunnen de verzoekende Vergadergerechtigde(n) door de voorzieningenrechter van de rechtbank op zijn/hun verzoek worden gemachtigd tot de bijeenroeping van een Algemene Vergadering.

22.6	Een onderwerp, waarvan de behandeling schriftelijk is verzocht door een of meer Vergadergerechtigden die alleen of gezamenlijk ten minste het daartoe door de wet bepaalde gedeelte van het geplaatste kapitaal van de Vennootschap, wordt opgenomen in de oproeping of op dezelfde wijze aangekondigd indien de Vennootschap het met redenen omklede verzoek of een voorstel voor een besluit niet later dan op de zestigste dag voor die van de Algemene Vergadering heeft ontvangen.

22.7	De oproeping van een Algemene Vergadering geschiedt met inachtneming van de betreffende wettelijke minimale oproepingstermijn.

22.8	Tot de Algemene Vergadering worden alle Vergadergerechtigden opgeroepen overeenkomstig het toepasselijke recht. De houders van aandelen op naam kunnen worden opgeroepen tot de Algemene Vergadering door middel van oproepingsbrieven gericht aan de adressen van die aandeelhouders overeenkomstig Artikel 5.6. De vorige volzin doet geen afbreuk aan de mogelijkheid om een oproeping langs elektronische weg toe te zenden overeenkomstig artikel 2:113 lid 4 BW.

ALGEMENE VERGADERING - PROCEDURELE REGELS

Artikel 23

23.1	De Algemene Vergadering wordt voorgezeten door een van de volgende personen, met inachtneming van de onderstaande volgorde:

a.	door de Voorzitter, indien er een Voorzitter is en hij aanwezig is op de Algemene Vergadering;

b.	door de CEO, indien er een CEO is en hij aanwezig is op de Algemene Vergadering;

c.	door een andere Bestuurder die door de op de Algemene Vergadering aanwezige Bestuurders uit hun midden wordt gekozen; of

d.	door een andere door de Algemene Vergadering aangewezen persoon.

De persoon die de Algemene Vergadering zou voorzitten op grond van de onderdelen a. tot en met d. kan een andere persoon aanwijzen om, in zijn plaats, de Algemene Vergadering voor te zitten.

23.2	De voorzitter van de Algemene Vergadering wijst een andere op de Algemene Vergadering aanwezige persoon aan om als secretaris op te treden en de verhandelingen op de Algemene Vergadering te notuleren. De notulen van een Algemene Vergadering worden vastgesteld door de voorzitter van die Algemene Vergadering of door het Bestuur. Indien een proces-verbaal-akte van de verhandelingen wordt opgesteld door een notaris, hoeven er geen notulen te worden opgesteld. Iedere Bestuurder kan opdracht geven aan een notaris om een dergelijke proces-verbaal-akte op te stellen op kosten van de Vennootschap.

23.3	De voorzitter van de Algemene Vergadering beslist over de toelating tot de Algemene Vergadering van personen anders dan:

a.	de personen die Vergaderrecht hebben in die Algemene Vergadering, of hun gevolmachtigden; en

b.	zij die op andere gronden een wettelijk recht hebben om die Algemene Vergadering bij te wonen.

23.4	De houder van een schriftelijke volmacht van een Vergadergerechtigde die het recht heeft om een Algemene Vergadering bij te wonen, wordt slechts tot die Algemene Vergadering toegelaten indien de volmacht door de voorzitter van die Algemene Vergadering aanvaardbaar wordt geacht.

23.5	De Vennootschap kan verlangen dat een persoon, voordat hij wordt toegelaten tot een Algemene Vergadering, zichzelf door middel van een geldig paspoort of rijbewijs identificeert en/of wordt onderworpen aan zodanige veiligheidsmaatregelen als de Vennootschap onder de gegeven omstandigheden passend acht. Aan personen die niet aan deze vereisten voldoen, mag de toegang tot de Algemene Vergadering worden geweigerd.

23.6	De voorzitter van de Algemene Vergadering heeft het recht om een persoon uit de Algemene Vergadering te zetten indien hij meent dat die persoon het ordelijk verloop van de Algemene Vergadering verstoort.

23.7	De Algemene Vergadering mag in een andere taal dan het Nederlands worden gevoerd indien daartoe wordt besloten door de voorzitter van de Algemene Vergadering.

23.8	De voorzitter van de Algemene Vergadering mag de spreektijd van de op de Algemene Vergadering aanwezige personen, alsmede het aantal vragen dat zij mogen stellen, beperken met het oog op het waarborgen van het ordelijk verloop van de Algemene Vergadering. Voorts mag de voorzitter van de Algemene Vergadering de vergadering verdagen indien hij meent dat daarmee het ordelijk verloop van de Algemene Vergadering wordt gewaarborgd.

ALGEMENE VERGADERING - UITOEFENING VAN VERGADER- EN STEMRECHT

Artikel 24

24.1	Iedere Vergadergerechtigde is bevoegd, in persoon of bij een schriftelijk gevolmachtigde, de Algemene Vergaderingen bij te wonen, daarin het woord te voeren en, indien van toepassing, het stemrecht uit te oefenen. Houders van onderaandelen tezamen uitmakende het bedrag van een aandeel van de betreffende soort oefenen deze rechten gezamenlijk uit, hetzij door een van hen, hetzij door een schriftelijk gevolmachtigde.

24.2	Het Bestuur kan besluiten dat iedere Vergadergerechtigde bevoegd is om, in persoon of bij een schriftelijk gevolmachtigde, door middel van een elektronisch communicatiemiddel aan de Algemene Vergadering deel te nemen, daarin het woord te voeren en, indien van toepassing, het stemrecht uit te oefenen. Voor de toepassing van de vorige volzin is vereist dat de Vergadergerechtigde via het elektronisch communicatiemiddel kan worden geïdentificeerd, rechtstreeks kan kennisnemen van de verhandelingen op de Algemene Vergadering en, indien van toepassing, het stemrecht kan uitoefenen. Het Bestuur kan voorwaarden stellen aan het gebruik van het elektronisch communicatiemiddel, mits deze voorwaarden redelijk en noodzakelijk zijn voor de identificatie van de Vergadergerechtigde en de betrouwbaarheid en veiligheid van de communicatie. Dergelijke voorwaarden worden bij de oproeping bekend gemaakt.

24.3	Voorts kan het Bestuur besluiten dat stemmen die voorafgaand aan de Algemene Vergadering via een elektronisch communicatiemiddel of bij brief worden uitgebracht gelijk worden gesteld met stemmen die ten tijde van de Algemene Vergadering worden uitgebracht. Deze stemmen worden niet eerder uitgebracht dan de Registratiedatum.

24.4	Voor de toepassing van de Artikelen 24.1 tot en met 24.3, hebben als stem- of Vergadergerechtigde te gelden zij die op de Registratiedatum die rechten hebben en als zodanig zijn ingeschreven in een door het Bestuur aangewezen register, ongeacht wie ten tijde van de Algemene Vergadering de rechthebbenden op de aandelen of certificaten zijn. Tenzij Nederlands recht anders vereist, is het Bestuur vrij om bij de oproeping tot een Algemene Vergadering te bepalen of de vorige volzin van toepassing is.

24.5	Iedere Vergadergerechtigde dient de Vennootschap schriftelijk kennis te geven van zijn identiteit en van zijn voornemen om de Algemene Vergadering bij te wonen. Deze kennisgeving moet door de Vennootschap uiterlijk op de zevende dag voor die van de Algemene Vergadering zijn ontvangen, tenzij bij de oproeping van die Algemene Vergadering anders is bepaald. Aan Vergadergerechtigden die niet aan dit vereiste hebben voldaan, mag de toegang tot de Algemene Vergadering worden geweigerd. Het Bestuur kan bij de oproeping van een Algemene Vergadering bepalen dat de voorgaande bepalingen van dit Artikel 24.5 niet gelden voor de uitoefening van het Vergaderrecht en/of het stemrecht verbonden aan preferente aandelen in die Algemene Vergadering.

ALGEMENE VERGADERING - BESLUITVORMING

Artikel 25

25.1	Ieder aandeel, ongeacht de soort, geeft het recht om één stem op de Algemene Vergadering uit te brengen. Onderaandelen van een bepaalde soort, voor zover die er zijn, die tezamen het bedrag van een aandeel van die soort uitmaken worden met een zodanig aandeel gelijkgesteld.

25.2	Voor een aandeel dat toebehoort aan de Vennootschap of aan een Dochtermaatschappij kan in de Algemene Vergadering geen stem worden uitgebracht; evenmin voor een aandeel waarvan een hunner de certificaten houdt. Vruchtgebruikers en pandhouders van aandelen die aan de Vennootschap en haar Dochtermaatschappijen toebehoren, zijn evenwel niet van hun stemrecht uitgesloten, indien het vruchtgebruik of pandrecht was gevestigd voordat het aandeel aan de Vennootschap of een Dochtermaatschappij toebehoorde. De Vennootschap of een Dochtermaatschappij kan geen stem uitbrengen voor een aandeel waarop zij een recht van vruchtgebruik of een pandrecht heeft.

25.3	Tenzij een grotere meerderheid is voorgeschreven door de wet of deze statuten, worden alle besluiten van de Algemene Vergadering genomen met Volstrekte Meerderheid.

25.4	Ongeldige stemmen, blanco stemmen en stemonthoudingen worden geacht niet te zijn uitgebracht. Bij de vaststelling in hoeverre het geplaatste kapitaal vertegenwoordigd is op een Algemene Vergadering, worden aandelen waarop een ongeldige of blanco stem is uitgebracht en aandelen die waarop een stem is onthouden wel meegerekend.

25.5	Ingeval van een staking van stemmen in de Algemene Vergadering, komt het betreffende besluit niet tot stand.

25.6	De voorzitter van de Algemene Vergadering bepaalt de wijze van stemmen en de stemprocedure op de Algemene Vergadering.

25.7	Het in de Algemene Vergadering uitgesproken oordeel van de voorzitter van die Algemene Vergadering omtrent de uitslag van een stemming is beslissend. Wordt onmiddellijk na het uitspreken van het oordeel van de voorzitter de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats, indien de meerderheid van de Algemene Vergadering of, indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde, een stemgerechtigde aanwezige dit verlangt. Door deze nieuwe stemming vervallen de rechtsgevolgen van de oorspronkelijke stemming.

25.8	Het Bestuur houdt van de genomen besluiten aantekening. De aantekeningen liggen ten kantore van de Vennootschap ter inzage van de Vergadergerechtigden. Aan ieder van dezen wordt desgevraagd afschrift of uittreksel van deze aantekeningen verstrekt tegen ten hoogste de kostprijs.

25.9	De Bestuurders hebben als zodanig in de Algemene Vergaderingen een raadgevende stem.

ALGEMENE VERGADERING - BIJZONDERE BESLUITEN

Artikel 26

26.1	De Algemene Vergadering kan de volgende besluiten slechts nemen op voorstel van het Bestuur:

a.	de uitgifte van aandelen of het verlenen van rechten tot het nemen van aandelen;

b.	het beperken of uitsluiten van het voorkeursrecht;

c.	het doen van een aanwijzing of het verlenen van een machtiging zoals bedoeld in de Artikelen 6.1, 7.5 respectievelijk 10.2;

d.	het verminderen van het geplaatste kapitaal van de Vennootschap;

e.	het verlenen van een goedkeuring als bedoeld in Artikel 18.10;

f.	het doen van een uitkering ten laste van de winst of reserves van de Vennootschap op de gewone aandelen;

g.	het doen van een uitkering in de vorm van aandelen in het kapitaal van de Vennootschap of in natura, in plaats van in geld;

h.	het wijzigen van deze statuten;

i.	het aangaan van een fusie of splitsing;

j.	het geven van opdracht aan het Bestuur tot het doen van aangifte tot faillietverklaring van Vennootschap; en

k.	de ontbinding van de Vennootschap.

26.2	Voor de toepassing van Artikel 26.1, wordt een besluit niet geacht te zijn voorgesteld door het Bestuur indien dat besluit is opgenomen in de oproeping of op dezelfde wijze is aangekondigd door of op verzoek van een of meer Vergadergerechtigden op grond van de Artikelen 22.5 en/of 22.6, tenzij het Bestuur uitdrukkelijk zijn steun aan dat besluit weergeeft in de agenda van de betreffende Algemene Vergadering of in de toelichting daarop.

SOORTVERGADERINGEN

Artikel 27

27.1	Een Soortvergadering wordt gehouden zo dikwijls als een besluit van die Soortvergadering vereist is door Nederlands recht of deze statuten en overigens zo dikwijls als het Bestuur daartoe besluit.

27.2	Onverminderd het bepaalde in Artikel 27.1, zijn voor Soortvergaderingen van gewone aandelen de bepalingen omtrent het oproepen van, het opstellen van de agenda voor, het houden van en de besluitvorming door de Algemene Vergadering van overeenkomstige toepassing.

27.3	Voor Soortvergaderingen van preferente aandelen gelden de volgende bepalingen:

a.	de Artikelen 22.3, 22.8, 23.3, 25.1, 25.2 tot en met 25.9 zijn van overeenkomstige toepassing;

b.	de oproeping tot een Soortvergadering geschiedt niet later dan op de achtste dag voor die van de vergadering;

c.	een Soortvergadering benoemt haar eigen voorzitter; en

d.	indien de vereisten gesteld door deze statuten met betrekking tot de oproeping, de plaats of het opstellen van de agenda voor een Soortvergadering niet zijn nageleefd, kunnen wettige besluiten niettemin worden genomen door die Soortvergadering met algemene stemmen in een vergadering, waarin alle aandelen van de betreffende soort vertegenwoordigd zijn.

27.4	Houders van preferente aandelen kunnen schriftelijk besluiten nemen in plaats van in een vergadering, mits met algemene stemmen van alle betrokken aandeelhouders. De stemmen kunnen langs elektronische weg worden uitgebracht.

VERSLAGGEVING - BOEKJAAR, JAARREKENING EN BESTUURSVERSLAG

Artikel 28

28.1	Het boekjaar van de Vennootschap is gelijk aan het kalenderjaar.

28.2	Jaarlijks binnen de betreffende wettelijke termijn maakt het Bestuur de jaarrekening en het bestuursverslag op en legt het deze voor de aandeelhouders ter inzage ten kantore van de Vennootschap.

28.3	De jaarrekening wordt ondertekend door de Bestuurders. Ontbreekt de ondertekening van een of meer hunner, dan wordt daarvan onder opgave van reden melding gemaakt.

28.4	De Vennootschap zorgt dat de opgemaakte jaarrekening, het bestuursverslag en de krachtens artikel 2:392 lid 1 BW toe te voegen gegevens vanaf de oproep voor de Algemene Vergadering, bestemd tot hun behandeling, te haren kantore aanwezig zijn. De Vergadergerechtigden kunnen de stukken aldaar inzien en er kosteloos een afschrift van verkrijgen.

28.5	De jaarrekening wordt vastgesteld door de Algemene Vergadering.

VERSLAGGEVING - ACCOUNTANTSONDERZOEK

Artikel 29

29.1	De Algemene Vergadering verleent opdracht tot onderzoek van de jaarrekening aan een accountant zoals bedoeld in artikel 2:393 BW. Gaat de Algemene Vergadering daartoe niet over, dan is het Bestuur bevoegd.

29.2	De opdracht kan worden ingetrokken door de Algemene Vergadering en, indien het Bestuur haar heeft verleend, door het Bestuur. De opdracht kan enkel worden ingetrokken om gegronde redenen; daartoe behoort niet een meningsverschil over methoden van verslaggeving of controlewerkzaamheden.

UITKERINGEN - ALGEMEEN

Artikel 30

30.1	Een uitkering kan slechts worden gedaan voor zover het eigen vermogen van de Vennootschap groter is dan het bedrag van het gestorte en opgevraagde deel van haar kapitaal vermeerderd met de reserves die krachtens de wet moeten worden aangehouden.

30.2	Er is geen recht op uitkeringen verbonden aan preferente aandelen, anders dan zoals omschreven in de Artikelen 11.2, 32.1 en 33.3.

30.3	Uitkeringen worden gedaan naar evenredigheid van het totale nominale bedrag van de aandelen. In afwijking van de vorige volzin worden uitkeringen op preferente aandelen (of aan de voormalige houders van preferente aandelen) gedaan naar evenredigheid van de op die preferente aandelen gestorte (of voorheen gestorte) bedragen.

30.4	De gerechtigden tot een uitkering zijn de betreffende aandeelhouders, vruchtgebruikers en pandhouders, afhankelijk van de omstandigheden van het geval, op een daartoe door het Bestuur te bepalen datum. Deze datum zal niet eerder zijn dan de datum waarop de uitkering wordt aangekondigd.

30.5	De Algemene Vergadering kan besluiten, met inachtneming van Artikel 26, dat een uitkering geheel of deels in de vorm van aandelen in het kapitaal van de Vennootschap of in natura, in plaats van in geld, wordt gedaan.

30.6	Het Bestuur kan besluiten om een tussentijdse uitkering te doen, indien aan het vereiste van Artikel 30.1 is voldaan blijkens een tussentijdse vermogensopstelling die is opgesteld overeenkomstig artikel 2:105 lid 4 BW en, indien het een tussentijdse winstuitkering betreft, met inachtneming van de volgorde zoals omschreven in Artikel 32.1.

30.7	Een uitkering wordt betaalbaar gesteld op een door het Bestuur te bepalen datum en, indien het een uitkering in geld betreft, in een door het Bestuur te bepalen valuta. Indien het een uitkering in natura betreft, bepaalt het Bestuur welke waarde aan die uitkering wordt toegekend voor de boekhoudkundige verwerking daarvan door de Vennootschap met inachtneming van het toepasselijke recht.

30.8	Een vordering tot betaling van een uitkering vervalt na verloop van vijf jaren nadat de uitkering betaalbaar werd gesteld.

30.9	Bij de berekening van het bedrag of de verdeling van een uitkering tellen de aandelen die de Vennootschap in haar kapitaal houdt niet mee. Aan de Vennootschap wordt geen uitkering gedaan op door haar gehouden aandelen in haar kapitaal.

UITKERINGEN - RESERVES

Artikel 31

31.1	Alle door de Vennootschap aangehouden reserves zijn uitsluitend verbonden aan de gewone aandelen.

31.2	De Algemene Vergadering is bevoegd om te besluiten tot het doen van een uitkering ten laste van de reserves van de Vennootschap met inachtneming van Artikel 26.

31.3	Onverminderd het bepaalde in de Artikelen 31.4 en 32.2, worden uitkeringen ten laste van een reserve uitsluitend gedaan op de soort aandelen waaraan die reserve verbonden is.

31.4	Het Bestuur kan besluiten om op aandelen te storten bedragen ten laste te brengen van de reserves van de Vennootschap, ongeacht of die aandelen worden uitgegeven aan bestaande aandeelhouders.

UITKERINGEN - WINST

Artikel 32

32.1	Met inachtneming van Artikel 30.1, wordt de winst die uit de jaarrekening van de Vennootschap over een boekjaar blijkt als volgt en in de onderstaande volgorde aangewend:

a.	voor zover preferente aandelen zijn ingetrokken zonder dat de uitkering omschreven in Artikel 11.2 onderdeel b. volledig is betaald en zonder dat een dergelijk tekort vervolgens volledig is betaald zoals omschreven in dit Artikel 32.1 of Artikel 32.2, wordt een bedrag ter grootte van een dergelijk (resterend) tekort uitgekeerd aan degene(n) die preferente aandelen hield(en) op het moment waarop die intrekking van kracht werd;

b.	voor zover enige Preferente Uitkering (of enig deel daarvan) over voorgaande boekjaren nog niet volledig is betaald zoals omschreven in dit Artikel 32.1 of Artikel 32.2, wordt een bedrag ter grootte van een dergelijk (resterend) tekort uitgekeerd op de preferente aandelen;

c.	de Preferente Uitkering over het boekjaar waarop de jaarrekening betrekking heeft wordt uitgekeerd op de preferente aandelen;

d.	het Bestuur bepaalt welk deel van de resterende winst wordt toegevoegd aan de reserves van de Vennootschap; en

e.	met inachtneming van Artikel 26, staat de resterende winst ter beschikking van de Algemene Vergadering voor uitkering op de gewone aandelen.

32.2	Voor zover de uitkeringen omschreven in Artikel 32.1 onderdelen a. tot en met c. (of enig deel daarvan) niet kunnen worden betaald uit de uit de jaarrekening blijkende winst, wordt een dergelijk tekort uitgekeerd ten laste van de reserves van de Vennootschap met inachtneming van de Artikelen 30.1 en 30.2.

32.3	Uitkering van winst geschiedt, met inachtneming van Artikel 30.1, na de vaststelling van de jaarrekening waaruit blijkt dat zij geoorloofd is.

ONTBINDING EN VEREFFENING

Artikel 33

33.1	Indien de Vennootschap wordt ontbonden, geschiedt de vereffening door het Bestuur, tenzij de Algemene Vergadering anders bepaalt.

33.2	Tijdens de vereffening blijven deze statuten zoveel mogelijk van kracht.

33.3	Voor zover enig vermogen resteert na de betaling van alle schulden van de Vennootschap, wordt dat vermogen als volgt en in de onderstaande volgorde uitgekeerd:

a.	de op de preferente aandelen gestorte bedragen worden terugbetaald op die preferente aandelen;

b.	voor zover preferente aandelen zijn ingetrokken zonder dat de uitkering omschreven in Artikel 11.2 onderdeel b. volledig is betaald en zonder dat een dergelijk tekort vervolgens volledig is betaald zoals omschreven in de Artikelen 32.1 en 32.2, wordt een bedrag ter grootte van een dergelijk (resterend) tekort uitgekeerd aan degene(n) die preferente aandelen hield(en) op het moment waarop die intrekking van kracht werd;

c.	voor zover enige Preferente Uitkering (of enig deel daarvan) over boekjaren voorafgaand aan de in onderdeel a. bedoelde uitkering nog niet volledig is betaald zoals omschreven in de Artikelen 32.1 en 32.2, wordt een bedrag ter grootte van een dergelijk (resterend) tekort uitgekeerd op de preferente aandelen;

d.	de Preferente Uitkering wordt uitgekeerd op de preferente aandelen, berekend over het deel van het boekjaar waarin de in onderdeel a. bedoelde uitkering wordt gedaan, voor het aantal dagen dat reeds is verstreken gedurende dat deel van het boekjaar; en

e.	hetgeen van het vermogen resteert, wordt uitgekeerd aan de houders van gewone aandelen.

33.4	Nadat de Vennootschap heeft opgehouden te bestaan, worden haar boeken, bescheiden en andere gegevensdragers bewaard gedurende de wettelijk voorgeschreven termijn door degene die daartoe in het besluit van de Algemene Vergadering tot ontbinding van de Vennootschap is aangewezen. Indien de Algemene Vergadering een dergelijke persoon niet heeft aangewezen, zullen de vereffenaars daartoe overgaan.